

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

September 12, 2014

Ms. Paula M. Ciprich
General Counsel and Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221

> **Re:    Stockholder Proposal**

Dear Ms. Ciprich:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a stockholder proposal and supporting statement.  Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that National Fuel Gas Company ("NFG") include the proposal in its proxy statement for the 2015 Annual Meeting of Stockholders.  GAMCO is proposing a resolution that urges the stockholders to vote to request that the Board of Directors and management act expeditiously, consistent with effective tax considerations, to engage an investment banking firm to effectuate a spin-off of NGF's utility segment, which represents the operations of National Fuel Gas Distribution Corporation, into a separate publicly traded C-corporation.

Currently, GAMCO beneficially owns approximately 3,754,322 shares of NFG's Common Stock.  According to our information, this represents 4.46% of the outstanding Common Stock.  Attached as Exhibit A are Amendments 4 through 6 to our Schedule 13D, dated July 9, 2012 through May 9, 2014.  These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of NFG since prior to September 11, 2013. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO.  It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from September 11, 2013 to the present.  It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which NFG holds its 2015 annual meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t  914.921.7733
f  914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request.  If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

## STOCKHOLDER PROPOSAL

RESOLVED, *that the stockholders of National Fuel Gas Company (the "Company" or "NFG") request that the Board of Directors and management, act expeditiously consistent with effective tax considerations, to engage an investment banking firm to effectuate a spin-off of the Company's utility segment, which represents the operations of National Fuel Gas Distribution Corporation, into a separate publicly traded C-corporation.*

## SUPPORTING STATEMENT

We believe that a spin-off of NFG's local distribution utility segment into a separately traded public company, thus creating two C-corporations (a utility C-corporation and a pipeline & storage/gathering/exploration & production/energy marketing C-corporation), would help to enhance the underlying value of the Company.

- As a stand-alone publicly traded C-corporation, NFG's utility business can participate in the consolidation activity occurring in the utility space.

- As a stand-alone publicly traded C-corporation, NFG's pipeline & storage/gathering/exploration & production/energy marketing operations will more easily be embraced by investors as well as provide greater flexibility should the company pursue alternative capital structures.

WE URGE ALL STOCKHOLDERS TO VOTE "FOR" THIS PROPOSAL

# AFFIDAVIT OF DOUGLAS R. JAMIESON

STATE OF NEW YORK       )

                             )     ss.:

COUNTY OF WESTCHESTER    )

        Douglas R. Jamieson, being duly sworn, deposes and says:

1.      I am the President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of National Fuel Gas Company ("NFG") for NFG's 2015 Annual Meeting of Stockholders.

2.      GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of NFG throughout the period since September 11, 2013. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which NFG's 2015 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.



Douglas R. Jamieson

Sworn to before me this
12<sup>th</sup> day of September 2014



Notary Public

Mark J. Gambetta
Notary Public, State of New York
No. 02GA6171160
Qualified in Westchester County
Commission Expires July 23, 2015

Exhibit A.

Amendment numbers 4, 5, and 6 to Schedule 13D, filed on July 10, 2012, April 22, 2014, and May 9, 2014 respectively (complete filings available on EDGAR).